SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number 001-37400

Shopify Inc.

(Translation of registrant’s name into English)

150 Elgin Street, 8th Floor

Ottawa, Ontario, Canada K2P 1L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Third Amended and Restated Investors’ Rights Agreement, dated May 27, 2015.

2	Coattail Agreement, dated May 27, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHOPIFY INC.
(Registrant)

Date: June 1, 2015	By:	/s/ JOSEPH FRASCA
Name: Joseph Frasca Title: General Counsel and Secretary